Exhibit 12.1

McMoRan Exploration Co.
Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)	20.2x
Ratio of earnings to fixed charges and preferred stock dividends	(b)	(b)	(b)	(b)	(b)	10.3x

(a)
McMoRan sustained a net loss from continuing operations of $21.1 million in the six months ended June 30, 2007, $44.7 million in 2006, $31.5 million in 2005, $52.0 million in 2004 and $41.8 million in 2003. These losses were inadequate to cover McMoRan fixed charges of $7.2 million for the six-month period ended June 30, 2007, $15.5 million in 2006, $17.5 million in 2005, $11.2 million in 2004 and $4.7 million in 2003.

(b)
McMoRan’s net losses from continuing operations (see note (a) above) were inadequate to cover McMoRan fixed charges and preferred stock dividends of $7.2 million for the six months ended June 30, 2007, $17.0 million in 2006, $19.0 million in 2005, $12.7 million in 2004 and $6.3 million in 2003.

For the ratio of earnings to fixed charges calculation, earnings consist of income (loss) from continuing operations and fixed charges.  Fixed charges include interest and that portion of rent deemed representative of interest.  For the ratio of earnings to fixed charges and preferred stock dividends calculation, we assumed that our preferred stock dividend requirements were equal to the earnings that would be required to cover those dividend requirements.